EXHIBIT 99.2









                FOCUS Enhancements Sells Networking Product Line
                  to Advanced Electronic Support Products, Inc.


SUDBURY, MASS., October 9, 1997 - FOCUS Enhancements, Inc. (NASDAQ: FCSE, FCSEW) today announced that it has sold the complete Focus Networking line of computer connectivity products to Advanced Electronic Support Products, Inc. (NASDAQ:
AESP, AESPW; CSE: ADS, ADSWS). Consideration for this purchase totaled 189,701 shares of AESP common stock.

Included in the sale were FOCUS Enhancements networking division's U.S. and European customer lists and the rights to use the Focus Networking brand name to market the existing FOCUS computer connectivity product line as well as certain of AESP's complimentary products.

"We are confident that Advanced Electronic Support Products will continue to deliver the quality products and customer service which the Focus Networking division has established," stated FOCUS Chairman and CEO Thomas L. Massie. "The sale of this division, which accounted for approximately 9% of total revenue for the six month period ended June 30, 1997, represents the final stage of our plan to concentrate all corporate resources on PC-to-TV development and marketing."

More than 1.5 million FOCUS computer connectivity products have been installed world-wide through a network of leading distributors and mail order companies such as MicroWharehouse, PC Zone, Global Direct, and PC Connection. The FOCUS connectivity products include EtherLAN PDS, NuBus, and PCI cards, as well as transceivers and hubs based on the latest 10BaseT and 10Mbps Ethernet technology.

According to AESP President Slav Stein, "FOCUS Enhancements penetrated the networking industry by developing a line of competitively priced, high performance connectivity devices that are well regarded within the industry. The acquisition of the Focus Networking product line including the brand names Turbonet, EtherLAN, and Lightning Series, offer AESP several opportunities in distribution, customer base, and product breadth. In addition, we expect that the synergy of the Focus Networking product line with our networking business will enable us to expand volume without commensurate overhead increases."



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FOCUS Enhancements, Sells Networking Product Line                      Page 2

Advanced Electronic Support Products, Inc. (AESP) designs, manufactures, markets, and distributes computer connectivity and networking products world-wide through a network of Original Equipment Manufacturers (OEMs) and resellers. The AESP product line includes computer cables, connectors, installation products, data sharing devices, fiber-optic cables, as well as interface cards, hubs, transceivers, and repeaters for a variety of networking topologies.

FOCUS Enhancements, Inc. is an industry leader in the development and marketing of advanced, proprietary video scan conversion products for the rapidly converging, multi-billion dollar computer and television industries. The Company's products, which are sold globally through Original Equipment Manufacturers (OEMs) and resellers, merge computer-generated graphics and television displays for presentations, training, education, video teleconferencing, internet viewing, and home gaming markets. In addition, the Company is developing a family of products that will enable the current installed base of televisions, VCRs, and camcorders to remain functional in upcoming HDTV environments.

Forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the Company's products, increased levels of competition for the Company; new products and technological changes, the Company's dependence upon third-party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.

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